June 4, 2021

Via edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:     Folake Ayoola, Esq.

Larry Spirgel, Esq.

Joseph Cascarano

Robert Littlepage

Re:	Intelligent Medicine Acquisition Corp. Draft Registration Statement on Form S-1
CIK No. 0001850051

Ladies and Gentlemen:

On behalf of Intelligent Medicine Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter from the Staff dated April 14, 2021 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission via EDGAR on March 19, 2021 (as amended, the “DRS”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to the DRS (“Amendment No. 1”). To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below and have followed the comment with the Company’s response thereto.

The grant of registration rights to our sponsor may make it more difficult to complete our initial business combination, page 66

Revise this risk factor to make clear that the founder shares may become transferable earlier than one year following a business combination if the company’s shares trade for a relatively small premium ($12.00) to your initial public offering price ($10.00) thereby enhancing the potential dilution to your public shareholders.

The Company respectfully acknowledges the Staff’s foregoing comment and has revised this risk factor within the DRS accordingly. Please see pages 66 and 67 in Amendment No. 1.

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Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the DRS, please do not hesitate to contact the undersigned at (713) 860-7352. Thank you for your assistance.

U.S. Securities and Exchange Commission
June 4, 2021

Very truly yours,

/s/ Will Burns
Will Burns
of Paul Hastings LLP

cc (without enclosures):     Gregory C. Simon, Intelligent Medicine Acquisition Corp.